As filed with the Securities and Exchange Commission on September 7, 2018

Registration No. 333-227107

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

[X] Pre-Effective Amendment No. 1	[ ] Post-Effective Amendment No.

(Check appropriate box or boxes)

Exact Name of Registrant as Specified in Charter:

RiverPark Funds Trust

Address of Principal Executive Offices:

156 W. 56th Street, 17th Floor

 New York, NY 10019

Area Code and Telephone Number:

(212) 484 2100

Name and Address of Agent for Service:

Morty Schaja

RiverPark Funds Trust

156 W. 56th Street, 17th Floor

New York, NY 10019

With copies to:

Thomas R. Westle

Blank Rome LLP

405 Lexington Avenue

New York, NY 10174

(212) 885-5239

Approximate Date of Proposed Public Offering: As soon as practicable after this Registration Statement becomes effective.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Title of securities being registered: shares of beneficial interest of the Registrant. No filing fee is due because Registrant is relying on section 24(f) of the Investment Company Act of 1940, as amended.

CONTENTS OF THE REGISTRATION STATEMENT

This Registration Statement consists of the following:

•	Cover Sheet

•	Contents of Registration Statement

•	Explanatory Note

•	Signature Page

EXPLANATORY NOTE

This Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 for RiverPark Funds Trust (“Registrant”) incorporates by reference Registrant’s Part A, Part B and Part C contained in the Registrant’s Registration Statement on Form N-14 which was filed with the Securities and Exchange Commission on August 29, 2018. This Pre-Effective Amendment is being filed for the sole purpose of delaying the effectiveness of the Registration Statement under the Securities Act of 1933.

SIGNATURES

As required by the Securities Act of 1933, as amended, this pre-effective Amendment No. 1 to the registration statement to be signed on behalf of the Registrant, in the City of New York, and the State of New York, on the 7th day of September, 2018.

RIVERPARK FUNDS TRUST

By:	/s/ Morty Schaja
Morty Schaja, President

Pursuant to the requirements of the Securities Act of 1933, this pre-effective Amendment No. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Morty Schaja	Trustee	September 7, 2018
Morty Schaja

/s/ Stephen Connors	Treasurer and Chief Financial Officer	September 7, 2018
Stephen Connors

*	Trustee	September 7, 2018
Ira Balsam

*	Trustee	September 7, 2018
Richard Browne

*	Trustee	September 7, 2018
David Sachs

/s/ Mitch Rubin	Trustee	September 7, 2018
Mitch Rubin

*	By Morty Schaja, Attorney-In-Fact under Powers of Attorney

/s/ Morty Schaja
Morty Schaja